United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 19, 2015

Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

MGE Energy, Inc.'s Annual Meeting of Shareholders was held on May 19, 2015, in Middleton, Wisconsin. The final results of voting on each of the matters submitted to a vote of security holders during MGE Energy's annual meeting were as follows:

1. **Election of two Class II Directors with terms of office expiring at the 2018 annual meeting of shareholders.**

	For Votes	Withhold Votes	Broker Non-Votes
John R. Nevin	21,278,429	551,198	6,064,704
Gary J. Wolter	21,283,727	545,900	6,064,704

No votes were cast for any other nominee. The directors continuing in office are:

Class III Directors Term Expires in 2016	Class I Directors Term Expires in 2017
F. Curtis Hastings	Regina M. Millner
James L. Possin	Londa J. Dewey
Mark D. Bugher	Thomas R. Stolper

2. **Ratification of selection of PricewaterhouseCoopers LLP to serve as MGE Energy's independent registered public accounting firm for the year 2015.**

For	Against	Abstained	Broker Non-Votes
27,402,318	268,182	223,831	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

Date: May 22, 2015

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer